EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of LaserCard Corporation pertaining to the 2004 Equity Incentive Compensation Plan of our reports dated May 18, 2007, relating to the consolidated financial statements of LaserCard Corporation and subsidiaries, management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of LaserCard Corporation, included in the Annual Report on Form 10-K for the year ended March 31, 2007, filed with the Securities and Exchange Commission. We also consent to the incorporation by reference of our report dated May 18, 2007, relating to the financial statement schedule which appears in such Annual Report on Form 10-K.

/s/ Odenberg, Ullakko, Muranishi & Co. LLP

San Francisco, California
June 13, 2007